UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 12)(1)

NEW HORIZONS WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

645526 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645526 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Curtis Lee Smith, Jr. Declaration of Trust of Curtis Lee Smith, Jr., dated 9/22/89, as modified

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 922,797

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 922,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer New Horizons Worldwide, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1900 S. State College Blvd., Suite 200, Anaheim, CA 92806

Item 2.
	(a)	Name of Person Filing Curtis Lee Smith, Jr., individually and as trustee and settlor of The Declaration of Trust of Curtis Lee Smith, Jr., dated 9/22/89, as modified
	(b)	Address of Principal Business Office or, if none, Residence 1900 S. State College Blvd., Suite 200, Anaheim, CA 92806
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 645526 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

922,797 shares of Common Stock are held beneficially and of record by The Declaration of Trust of Curtis Lee Smith, Jr., dated 9/22/89, as modified (the “Trust”).  As the settlor and current trustee of the Trust, Mr. Curtis Lee Smith has voting and dispositive power of the securities held by the Trust.

(b) Percent of class: 8.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 922,797
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 922,797

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date
/s/ Stuart O. Smith, Attorney-in-Fact†
Signature
Curtis Lee Smith, Jr.
Name/Title

† Executed pursuant to a power of attorney, which is filed herewith.